SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

“TAM Nas Nuvens” is nominated the best inflight magazine in the world

Sao Paulo, September 14, 2010 - TAM Nas Nuvens has just been nominated the best magazine in the category worldwide. Our inflight magazine received the Passenger Choice Awards, the most important and traditional prize of the global aviation, organized by APEX (Airline Passenger Experience Association), former WAEA (World Airline Entertainment Association) - an entity that gathers the largest airlines in the world.

The magazine's editorial concept is built entirely by our Marketing team and operated by TAM Nas Nuvens. The theme "travel" runs through the entire publication, which is inspired by the everyday life of our company. "The activities we do in all areas, are represented in every issue," says the marketing director, Manoela Amaro. "It becomes a service to the passenger. It is branded entertainment”, added the director. Sophisticated design and high editorial quality are the main features of the product.

TAM Nas Nuvens, in its current format, has been published monthly, since three years ago. The magazine has a circulation of 150,000 copies and is distributed for free in all our domestic and international flights.

In the Passenger Choice Awards, we were among the five finalists in two of 12 categories: Inflight Publication, which we won, and Best in Region Americas. The selection of finalists was made by the public, in an internet voting that finished on July 31. Nielsen consulting coordinated the award.

The Passenger Choice Awards is the new edition of the traditional Avion Awards. The award recognizes excellence in flight experience offered by the airlines, on board entertainment, innovation and service through the opinions of the passengers, who vote via web.

About TAM: ( www.tam.com.br)
We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 43.0% domestic market share and 82.7% international market share in July 2010. We operate regular flights to 44 destinations throughout Brazil and we serve 88 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 78 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1172 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 7.2 million subscribers and has awarded more than 10.8 million tickets.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0336 / 0302 / 0303 / 0304 / 0306
equipetam@mvl.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 14, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.